Exhibit (a)(5)(J)

STATE OF MICHIGAN

OAKLAND COUNTY CIRCUIT COURT

THOMAS CARNEVALE, Individually and on Behalf of All Others Similarly Situated,		Case No. 14-138228-CB
Hon. Judge Alexander
Plaintiff,

vs.
AMENDED CLASS ACTION
VALASSIS COMMUNICATIONS, INC.,		COMPLAINT
HARLAND CLARKE HOLDINGS CORP., V
ACQUISITION SUB, INC., JOSEPH B.		Business Court case per MCR 2.112 (o)
ANDERSON, JR., KENNETH V. DARISH,
ROB MASON, ROBERT L. RECCHIA,
THOMAS J. REDDIN, ALAN F. SCHULTZ,
WALLACE SNYDER, LUIS A. UBIÑAS and
FAITH WHITTLESEY,

Defendants.
/

ATTORNEYS FOR PLAINTIFF
THE MILLER LAW FIRM, P.C.		ROBBINS GELLER RUDMAN & DOWD LLP
E. POWELL MILLER (P39487)		RANDALL J. BARON
MARC L. NEWMAN (P51393)		A. RICK ATWOOD, JR.
950 W. University Drive, Suite 300		DAVID T. WISSBROECKER
Rochester, MI 48307		EDWARD M. GERGOSIAN (P35322)
Telephone: 248/841-2200		655 West Broadway, Suite 1900
248/652-2852 (fax)		San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of Valassis Communications, Inc. (“Valassis” or the “Company”) common stock against Valassis, the members of Valassis’ Board of Directors (the “Board”), Harland Clarke Holdings Corp. (“Parent”) and V Acquisition Sub, Inc. (“Merger Sub” and with Parent, “Harland”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of V alas sis by Harland through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Valassis is headquartered in Livonia, Michigan, and is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. On December 18,2013, Valassis and Harland jointly announced that they had on that date entered into a definitive merger agreement (the “Merger Agreement”) under which Harland will acquire the Company (the “Announcement”). Under the terms of the Merger Agreement, Harland commenced a tender offer on January 6, 2014 to acquire all of the outstanding shares of the Company’s common stock for $34.04 per share in cash (the “Tender Offer”). The Tender Offer will expire on February 3, 2014, just the twentieth business day following its commencement.

3. Valassis has existed as a standalone company for almost half a century and has been publicly traded for over 20 years. Throughout that time, the Company did not issue separate Change in Control Agreements (“CIC Agreements”) to its executives. That policy abruptly changed on April 12, 2013. On that date, Valassis entered into CIC Agreements with multiple executives and two Board members whereby they would be paid over twenty million dollars combined if the Company was sold. Not coincidentally, just three weeks later, the same Board members and executives decided that the Company should be sold. At a May 3, 2013 Board meeting, the Board engaged financial and legal advisors to assist in that effort and a few months later, the Board announced the Proposed Acquisition at just $34.04 per share.

4. The Board delegated its most conflicted directors to run the sale process – Robert A. Mason (“Mason”), Robert L. Recchia (“Recchia”), and Alan F. Schultz (“Schultz”), the Company’s CEO, CFO, and Chairman, respectively. Mason and Recchia stood to benefit from the CIC Agreements and Schultz was looking to sweeten already lucrative consulting and non-compete agreements issued after he retired as CEO in 2011. All three directors were also attempting to cash-out and gain liquidity for millions of dollars in holdings and unvested stock options. After interviewing financial advisors, this de facto “Non-Independent Committee” chose a conflicted financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), to assist in its sale process. Three months earlier, J.P. Morgan received millions in fees from Harland (a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. (“M&F”)) and, over the past two years, received $7.8 million in fees from Harland. In making that decision, the Non-Independent Committee knew that Harland had already expressed an interest in the sale process but adopted a “we don’t care about the risks” attitude concerning J.P. Morgan’s conflicts. After selecting an advisor that had a financial interest in favoring Harland/M&F, Mason, Recchia, and Schultz continued to tilt the process in Harland/M&F’ s favor, as described in further detail herein.

5. In addition, the Board manipulated the timing of the announcement on December 18, 2013 in order to cap Valassis’ share price increase and attempt to make a bad deal look slightly better. Valassis earlier announced that it would release its 2014 guidance on December 18,2013 and would host an analyst conference call at 11 a.m. Eastern Standard Time the same day. The Company’s guidance for 2014, if it had been announced, would have caused an immediate surge in share price, likely above the $34.04 deal price. In the chart below, the “2014E” represents the Annual Adjusted EBITDA Percentage Change that the Company was expecting for 2014, according to the midpoint of its projections as of December 17, 2013. This 2014 jump would have far surpassed the flat and negative growth rates since 2011 and signaled the Company was indeed back on track:

6. But when the Board announced the Proposed Acquisition the morning of December 18, 2013 before the stock market opened, the Board was able to cancel the 2014 guidance call and thus manipulate the announced premium.

7. To protect against the threat of alternate bidders out-bidding Harland after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Harland will not lose its preferred position. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “no-solicitation” or “no-shop” provision that precludes Valassis from providing confidential company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Harland with advance notice before providing any competing bidder with any confidential company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential company information;

(c) an “information rights” provision that requires the Company to provide Harland with confidential, non-public information about competing proposals which Harland can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Valassis to provide Harland with the opportunity to match any competing proposal; and

(e) a termination and expense fee provision that requires the Company to pay Harland $55 million if the Proposed Acquisition is terminated in favor of a superior proposal.

8. On January 6, 2014, Valassis filed the Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the SEC in an attempt to persuade shareholders to tender their shares into the Proposed Acquisition. The 14D-9, however, is materially misleading in several material respects including the Board’s conflicts of interest, the sale process, and J.P. Morgan’s valuation of the Company.

9. In pursuing the unlawful plan to sell Valassis, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

10. Instead of attempting to obtain the highest price reasonably available for Valassis for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of the Company’s insiders and Harland. In essence, the Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of Valassis to Harland and Harland only, on terms preferential to Harland and to aggrandize the financial interests of the Company’s insiders at the expense of plaintiff and Valassis’ public stockholders.

11. Defendants are moving quickly to consummate the Proposed Acquisition. Defendants announced the Proposed Acquisition on December 18, 2013, Harland commenced the Tender Offer on January 6, 2014, and the tender offer will expire at 11:59 p.m. on February 3, 2014. In other words, just twenty business days exist between filing of the 14D-9 and expiration of the Tender Offer. Consequently, swift judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

12. This Court has jurisdiction over Valassis because Valassis conducts business in Michigan, is a citizen of Michigan and is incorporated in Delaware. Valassis has its principal place of business at 19975 Victor Parkway, Livonia, Michigan 48152.

13. Venue is proper in this Court under MCL §600.1621(a) because at least one defendant resides and/or has a place of business in this County.

THE PARTIES

14. Plaintiff Thomas Carnevale is, and at all times relevant hereto was, a shareholder of Valassis.

15. Defendant Valassis is a Delaware corporation headquartered in Livonia, Michigan. Defendant Valassis is sued herein as an aider and abettor.

16. Defendant Parent is headquartered in San Antonio, Texas, and is a wholly owned subsidiary of M&F. Defendant Parent is sued herein as an aider and abettor.

17. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Parent. Defendant Merger Sub is sued herein as an aider and abettor.

18. Defendant Mason is and has been at all relevant times Valassis’ CEO and a member of the Board.

19. Defendant Robert L. Recchia is and has been at all relevant times Valassis’ CFO and a member of the Board.

20. Defendant Alan F. Schultz is and has been at all relevant times Valassis’ Chairman and a member of the Board. Until 2012, defendant Shultz was also Valassis’ President and CEO.

21. Defendant Joseph B. Anderson, Jr. is and has been at all relevant times a member of the Board.

22. Defendant Kenneth V. Darish is and has been at all relevant times a member of the Board.

23. Defendant Thomas J. Reddin is and has been at all relevant times a member of the Board.

24. Defendant Wallace Snyder is and has been at all relevant times a member of the Board.

25. Defendant Luis A. Ubiñas is and has been at all relevant times a member of the Board.

26. Defendant Faith Whittlesey is and has been at all relevant times a member of the Board.

27. The defendants named above in ¶¶18-26 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action individually and as a class action on behalf of all holders of Valassis stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

29. This action is properly maintainable as a class action and is not removable.

30. The Class is so numerous that joinder of all members is impracticable. According to Valassis’ U.S. Securities and Exchange Commission (“SEC”) filings, there are more than 38.4 million shares of Valassis common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

31. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether defendants are unjustly enriching themselves and other insiders or affiliates of Valassis;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether the defendants failed to disclose material information to shareholders in connection with the potential transaction, or aided and abetted therein; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

32. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

37. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

38. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Valassis, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

39. Specifically, in any situation where a controlling shareholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority shareholders for consideration, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

40. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

41. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

42. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the Board discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Company’s officers and directors hold significantly divergent interests from the minority shareholders, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

43. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

44. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

Management Caused the Company to Embark on a Sale Process

in Order to Cash in Their Recently Received Change in Control Agreements

45. As indicated above, Valassis management entered into CIC Agreements on April 12, 2013, despite nearly half a century of the Company’s existence without similar agreements. Just three weeks later, many of the same Board members and executives decided the Company should be sold. The April 12, 2013 CIC Agreements benefitted the following Board members and executive offers of Valassis:

•	Mason, the Company’s President, CEO and director;

•	Recchia, the Company’s CFO, Treasurer and director;

•	Ronald L. Goolsby (“Goolsby”), the Company’s Chief Operating Officer;

•	James D. Parkinson (“Parkinson”), the Company’s Executive Vice President, Chief Digital and Technology Officer; and

•	Suzanne C. Brown (“Brown”), the Company’s Executive Vice President, Sales and Marketing.

46. The CIC Agreements provided that, inter alia, if the officer’s employment is terminated for good reason or other than for cause within twenty-four months after a change in control:

•	The named executive officer will be entitled to a lump sum payment in an amount ranging from 1.5x to 2.5x the respective named executive officer’s then-effective annual base salary on the date of termination or the date of change in control, whichever is greater;

•	The named executive officer will be entitled to a lump sum payment in an amount ranging from 1.5x to 2.5x the respective named executive officer’s then-effective maximum annual cash incentive bonus opportunity, on the date of termination or the date of change in control, whichever is greater; and

•	The named executive officer will be entitled to continuation of health (including medical, dental, vision and prescription drug benefits) benefits and life insurance benefits for the named executive officer and/or the named executive officer’s family for a period of eighteen to thirty months following the date of termination.

47. More specifically, the multiples and time-periods applicable to each executive and directors’ CIC Agreement were as follows: Mason (2.5 times and 30 months), Recchia (2 times and 24 months), Goolsby (1.5 times and 18 months), Parkinson (1.5 times and 18 months) and Brown (1.5 times and 18 months).

48. Prior to April 12, 2013, under the Company’s 2008 Omnibus Incentive Compensation plan, upon a change in control, all outstanding and unvested options granted under such plan would become fully vested and exercisable but officers would be entitled to no additional payments. For example, if a change of control had happened in early 2012, according to the Company’s 2012 Proxy Statement, Mason would have received just $938,552 (from accelerated stock options and accelerated restricted stock) and Recchia would have received $1,857,605 (from the same).

49. When compared to those non-CIC Agreement figures, the executives’ payouts under the April 2013 CIC Agreements and the Proposed Acquisition are staggering. The following chart shows the amounts that Mason, Recchia, and their top executives stand to be paid under so-called “Golden Parachute Compensation”:

Name	Cash	Equity	Pension/Non-Qualified Deferred Compensation	Perquisites/ Benefits	Other	Total

Robert A. Mason Chief Executive Officer, President and Director	$4,375,000	$2,117,855	$—	$25,706	$1,400,000	$7,918,562

Robert L. Recchia Executive Vice President, Chief Financial Officer, Treasurer and Director	2,588,673	1,205,049	3,054,219	—	1,125,510	7,973,450

Ronald L. Goolsby Chief Operating Officer	1,725,000	1,239,139	—	15,175	1,000,000	3,979,314

James D. Parkinson Executive Vice President, Chief Digital and Technology Officer	1,252,125	1,063,408	—	15,175	630,000	2,960,708

Suzanne C. Brown Executive Vice President, Sales and Marketing	1,101,585	1,106,894	—	15,175	638,600	2,862,254

50. Despite Mason and Recchia’s clear incentive to cash in their new CIC Agreements, the Board did not set up any independent special committee to oversee management’s negotiations with potential acquirers. The failure to do so would have disastrous consequences for the Company’s shareholders in the ensuing months.

Chairman Schultz was also Conflicted

51. Schultz announced his retirement as CEO of Valassis at the age of 52 on August 23, 2011 and received lucrative golden parachute in the form of consulting and non-compete agreements. Specifically, Schultz’s consulting agreement with the Company lasts until January January 1, 2015 and he was paid $3,694,782 in 2012 alone. This amount was composed of, inter alia, cash, stock awards, country club dues, and Schwartz’s personal use of a private jet. In exchange for unlimited jet travel and millions of dollars in payments, Schultz is required to work just six days per month. Moreover, under Schultz’s non-compete agreement, from 2015 to 2018, the Company is still obligated to pay Schultz $515,000 each year, irrespective of whether Schultz actually performs any consulting. The Company admitted in its 2013 Proxy that Schultz is not an independent director, just like Mason and Recchia.

52. While the Company has not disclosed Schultz’s full consulting agreement, nor was the agreement even mentioned in the 14D-9, it does not appear that Schultz will lose his benefits in the event of a change of control. It thus appears that he will still be paid through 2018, by contract, when the Proposed Acquisition is consummated. It was in Schultz’s interest, however, to choose an acquirer who would potentially sweeten the deal. He found that partner in Harland and its parent, M&F.

The Board Conducts a Flawed Sale Process,

Run by the Most Conflicted Directors

53. The Board decided to embark on a sale process on May 3, 2013 and despite the existence of nine total members, the Board chose its most conflicted directors to run the sale process – Mason, Recchia, and Schultz. This “Non-Independent Committee” interviewed financial advisors on July 21, 2013 and selected J.P. Morgan shortly thereafter.

54. In early August 2013, at the same time Valassis was interviewing financial advisors, M&F’s financial advisor, BofA Merrill Lynch (“BAML”) contacted Recchia and Schwartz directly to express interest in exploring a potential strategic transaction. The 14D-9 does not disclose which of the bankers informed M&F that Valassis was considering a sale.

55. At that time, Valassis had not yet chosen its financial advisor. In light of Mason, Recchia, and Schultz’s interest in completing a deal, they chose the most conflicted advisor out of the bunch. Three months earlier, J.P. Morgan had just received millions in fees from Harland (a wholly owned subsidiary of M&F) for acting as a joint bookrunner for Harland’s credit facility in May 2013. Over the past two years, J.P. Morgan has received $7.8 million in fees from Harland. Despite this severe conflict of interest, the selection of J.P. Morgan was not a full Board decision. The Non-Independent Committee notified J.P. Morgan of its selection on August 20, 2013, but the full Board did meet once between June 3, 2013 and September 10, 2013.

56. The Non-Independent Committee signed a non-disclosure agreement and met twice with M&F/Harland in early September without a discussion or authorization by the full Board. When the Board finally met on September 10,2013, it confirmed the earlier decision to embark on a sale process. At the same meeting, J.P. Morgan recommended that the Board approach just four private equity firms and three strategic buyers. There was no credible indication as to why J.P. Morgan suggested such a limited set of private equity buyers.

57. After selecting an advisor that had a financial interest in favoring Harland/M&F, Mason, Recchia, and Schultz continued to tilt the process in Harland/M&F’ s favor thereafter. Days after the Board had decided to launch the sale process, the Non-Independent Committee gave M&F/Harland a two week head start to other potential bidders. On September 13, 2013, both

Recchia and Schultz called BAML, leaked that the Board had agreed to run a sale process, and invited BAML to work directly with J.P. Morgan. M&F and Valassis entered into a new non-disclosure agreement shortly thereafter, and the Non-Independent Committee met yet again with M&F/Harland on September 27, 2013, before any other potential acquirer had even been contacted. Again on October 7, 2013, before Valassis management met with any other potential acquirers, the Non-Independent Committee met with M&F’s senior executives at Valassis’ headquarters and provided them a personal tour of the Anderson Printing Division.

58. In comparison to the red carpet treatment the Non-Independent Committee offered M&F/Harland, the Non-Independent Committee held a cattle-call meeting with other potential acquirers. Three private equity firms had expressed interest in the Company by the end of September 2013 and they were provided access to a “virtual data room,” consisting of confidential Valassis due diligence materials, between October 4 and October 9, 2013. Just days after that access, on October 9, 2013, Recchia and Schultz met with all three firms at Kirkland & Ellis’ offices in New York. Unlike M&F/Harland, the three private equity firms were not provided enough time to review the confidential material before meeting with management. Instead, the other bidders were simply shuttled in and out of a law office the same day, without full individualized meetings. Schultz did not bother to attend and no other Valis sis or Board member met with any of those three firms. Not surprisingly in light of their negative treatment, the three private equity firms declined to submit a written indication of interest shortly thereafter.

59. M&F/Harland submitted an initial indication of interest on October 23, 2013 at $32.00 - $35.00 per share and the next day, the Company issued a press release announcing lower guidance for calendar year 2013, including Adjusted EBITDA at between $270 million and $275 million. The lower guidance caused the stock to drop from $30.95 on October 23 to a closing price of $27.51 on October 24. The Company did not disclose its updated guidance for 2014, which reflected a full rebound. According to the Company’s most recent projections as of that date, Valassis was forecasting 2014 Adjusted EBITDA of $311 million.

60. Two other private equity buyers got wind of the Valassis sale process, but on October 29,2013, Valassis provided M&F/Harland with a more comprehensive data room than what had been provided to all other potential acquirers. Despite the existence of two additional potential buyers at this time, the Non-Independent Committee provided this additional due diligence only to M&F/Harland. Further, the Non-Independent Committee never attempted to provide the same information to the prior three private equity firms to determine if they would reengage.

61. After meeting with the Non-Independent Committee, the two additional private equity firms dropped out of the process in November and early December 2013.

62. The Non-Independent Committee worked to finalize the deal with its preferred acquirer, M&F/Harland. Even though the Board earlier stated that it would not support a bid at more than $35.00 per share, the Non-Independent undermined that position when M&F/Harland submitted a formal offer to acquire Valassis for $33.00 per share on December 4, 2013. In the next two weeks, the Non-Independent Committee finalized the deal at $34.04 per share.

63. Strangely, in the midst of final negotiations, the Board set up a so-called “Transaction Committee” consisting of Schultz and other undisclosed members of the Audit Committee in order to provide a recommendation regarding final approval of any transaction by the Board. The Transaction Committee did nothing to unwind the poor process set by the Non-Independent Committee; it existed simply as window dressing.

64. Compounding earlier mistakes, Schultz and the Transaction Committee soon abandoned their request that shareholders receive a portion of the potential recovery under litigation that Valassis had recently filed against News Corp. In that lawsuit, Valassis is asserting $560 million in damages. This decision was particularly suspect in light of the fact that Valassis obtained a $500 million settlement from a News Corp. subsidiary, News America Marketing Inc. in 2010.

65. The Board approved the Merger Agreement with Harland on December 16, 2013 at $34.04 per share, counsel finalized the agreement the next day, and Valassis announced the Proposed Acquisition the morning of December 18, 2013.

The Board Manipulated the Process by Announcing the Proposed

Acquisition the Morning Before Valassis was to Announce

Outstanding Guidance for 2014

66. The timing of the announcement the morning on December 18,2013 was the result of the Board’s manipulation that capped Valassis share price increase and made a bad deal look slightly better. Valassis had earlier announced that it would be releasing its 2014 guidance on December 18, 2013 and would host an analyst conference call at 11 a.m. Eastern Standard Time the same day. But by announcing the Proposed Acquisition earlier that morning, December 18, the Board was able to cancel the 2014 guidance call and manipulate the announced premium.

67. The Company’s guidance for 2014, if it had been announced, would have been fantastic. As of December 17,2013, Valassis was internally projecting between $301 million and $311 million in 2014 annual Adjusted EBITDA, according to the five-year projections it had provided to J.P. Morgan. The $306 million midpoint represents a 12.3% annual growth rate over the Company’s latest midpoint guidance for fiscal 2013 annual Adjusted EBITDA of $272.5 million (as released by the Company on October 24, 2013). After announcing declining numbers for 2013, this guidance would have signaled to the market that the blip was temporary and that the Company was back on track. Indeed, the Company’s annual Adjusted EBITDA growth rate had been flat or negative since 2011, existing at ..4%, -5.5%, -10.1% (2011A, 2012A, midpoint 2013E, respectively). The following chart compares these annual Adjusted EBITDA numbers:

68. After years of either flat growth or negative growth, a 12% expected Adjusted EBITDA growth in 2014 would certainly have had a major positive impact on the Company’s stock price. Yet, the Board purposefully concealed these numbers from the marketplace until weeks after it announced the Proposed Acquisition.

69. The Board’s timing of both announcement of the Proposed Acquisition and the 2014 guidance announcement was particularly suspect in light of the historical timing of the Company’s prior full-year guidance announcements. The Board knew that the market would have grown suspicious if it the guidance was not imminently released because Valassis had announced full-year guidance in early-to-mid December in each of the past four years. Valassis announced its 2013, 2012, 2011, and 2010 guidance on December 14, 2012, December 13, 2011, December 15, 2010, and December 9, 2009, respectively. Consequently, while the Board was in the midst of final negotiations with Harland and close to finalizing the deal, the Board caused Valassis to announce on December 11, 2013 that it would release 2014 guidance on December 18, 2013. In the ensuing week, the Board rushed forward to finalize the deal on December 17, 2013, one day prior to its expected 2014 guidance release.

70. The Board also knew that Harland wanted to end the sale process quickly before the 2014 guidance was released. In fact, Harland was specifically aware that Valassis was projecting revenues in 2014 of $311 million and had been provided with those specific projections in a “virtual data room” in early October 2013. In addition, according to the 14D-9, on December 2, 2013, Recchia discussed with M&F/Harland the “financial guidance that the Company intended to provide to public investors in mid-December and compared that guidance to the financial projections that had previously been provided to [Harland].” While the Board knew that Harland wanted to end the process quickly, the Board also knew that there would be absolutely no benefit to Valassis shareholders in announcing a transaction before its fantastic 2014 guidance was announced.

71. The Board thereby artificially suppressed the Company’s stock price in that its trading value did not incorporate the upcoming 2014 guidance that was historically released the preceding week. Consequently, Harland – not Valassis shareholders – will receive the benefit of the expected 2014 results. By timing the announcement and guidance in this fashion, the expected increase in the share price, was subsumed into the purported transaction premium.

72. The Proposed Acquisition price of $34.04 per share drastically undervalues the Company’s prospects. The Company was also positioned for success by its investments in its digital businesses, including the acquisition of Brand.net. In addition, Valassis continued to expand its in-store business by growing market share and contracting with two new in-store retail partners. In 2012, Valassis continued to make important changes to position the Company for long-term growth, such as exiting certain businesses that didn’t align with its vision and strategies for growth and executing a plan designed to right-size the organization to appropriate levels to support product demand.

73. Valassis common stock traded as high as $31.66 as recently as October 22, 2013, and the Tender Offer price provides a meager 7.5% premium from that high. Moreover, Valassis recently announced a restructuring plan. On October 24, 2013 defendant Mason, Valassis’ President and CEO, told the market that ‘“We project this plan will deliver approximately $28 million in annualized cost savings, putting our company in a better position to jump start and accelerate growth moving forward.”’

The Board Enacted a Series of Preclusive

Deal Protection Devices

74. To protect against the threat of alternate bidders out-bidding Harland after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Harland will not lose its preferred position. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include the following measures.

75. First, the Merger Agreement includes a a “no-solicitation” or “no-shop” provision that precludes Valassis from providing confidential Company information to, or even communicating with, potential competing bidders for the Company except under very limited circumstances.

76. Section 6.4(a) of the Merger Agreement truncates Company’s ability to communicate, take steps to communicate, or coordinate communication with competing bidders. Specifically the Merger Agreement obligates the Company to:

not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal.

77. Section 6.4( a) further mandates the Valassis “immediately cease any discussions or negotiations” with competing bidders, going to far as require the Company to “return . . . or destroy all information, documents, and materials relating to a Competing Proposal.”

78. Second, the Merger Agreement contains “information rights” and “matching rights” provisions that require the Company to provide Harland with confidential, non-public information about competing proposals which Harland can then use to formulate a matching bid and Harland is then provided with the opportunity to match any competing proposal. Merger Agreement §6.4(d) carves out the limited process by which the Company may entertain competing offers. Provided the Competing Proposal for over 50% ownership stake “did not result from a breach of this Section 6.4,” the Merger Agreement permits the company to offer that competing bidder nonpublic information and “engage in discussions or negotiations with the third Party with respect to the Competing Proposal.” Valassis must keep Harland apprised of negotiation and negotiate pursuant to a Confidentiality Agreement “no less favorable in the aggregate to the Company than Harland’s Confidentiality Agreement.”

79. Section 6.4 also requires Valassis disclose to Harland the identity of the competing bidder and allow Harland three business days to amend its offer. Section 6.4(f) permits the Company to accept a Superior Proposal, if, having complied with §6.4, the Board still determines the proposal is superior after having negotiated amendments to Harland’s offer in good faith. Section 6.4(e) incorporates the requirements of Exchange Act 14e-2, 14d-9, and Item 102(a) of Regulation M-A, which require and dictate how the Board responds to a tender offer, provided the Company complies with §6.4(d).

80. Given the extremely limited period of the Tender Offer, these provisions work together to preclude any competing bidder. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Valassis and Harland have announced their intent to effect the merger, pursuant to recently enacted §25l(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without a shareholder vote.

81. Third, the Merger Agreement contains an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Harland with advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a Superior Proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information.

82. Fourth, the Merger Agreement contains a termination and expense fee provision that requires the Company to pay Harland $55 million if the Proposed Acquisition is terminated in favor of a superior proposal. Section 8.3(a) requires the Company pay Harland the termination fee within two business days after the agreement fails under §8.l(g)(any change of recommendation) or §8.l(h)(change of recommendation pursuant to §6.4(f), accepting a Superior Proposal). The termination fee also triggers within two business days if either company terminates via §8.l(b)(Offer not accepted by the Outside Date) or Harland terminates pursuant to §8.l(e) (Valassis materially breaches/misrepresents) before the Outside Date and after the Company accepts, in principle, any Competing Proposal which has been publicized and not withdrawn.

The Materially Misleading 14D-9

83. The afternoon of January 6, 2014, Valassis filed the 14D-9 with the SEC in an attempt to persuade shareholders to tender their shares into the Proposed Acquisition. The 14D-9, however, is materially misleading in several material respects. Specifically, the 14D-9 fails to disclose:

(a) terms of the standstill provisions in the nondisclosure agreements entered into between Valassis and potential bidders (including Harland and/or M&F) in 2012 and 2013;

(b) the identity of the two other financial advisors interviewed by Valassis on July 31,2013 and whether they had also performed work for Harland and/or M&F;

(c) the identity of the potential financial advisor that informed M&F that Valassis was considering a sale;

(d) the nature of any valuation materials prepared by J.P. Morgan that justified the Board’s position that it would not consider an offer less than $35.00 per share;

(e) the amount of compensation received by J.P. Morgan in the past two years from M&F above and beyond the compensation it received from Harland;

(f) the specific date, and circumstances surrounding, when J.P. Morgan disclosed to the Board that it received $7.8 million in fees from Harland the past two years;

(g) whether an ethical wall was established between J.P. Morgan bankers working for Harland and those working on the Valassis deal team;

(h) the specific 2014 full-year guidance the Company was set to release to the market on December 18, 2014;

(i) the specific timing and content of discussions between Schultz and M&F/Harland regarding Schultz’s consulting and non-compete agreements;

(j) the specific timing and content of discussions between Company management and M&F/Harland regarding issues of continued employment;

(k) with respect to J.P. Morgan’s Public Trading Multiples Analysis: (i) the specific individually observed multiples for each of the selected comparable companies; (ii) whether J.P. Morgan prepared any kind of benchmarking analysis for Valassis in relation to the selected comparable companies; (iii) whether J.P. Morgan observed any other multiples as part of its analysis other than the FV/2014 EBITDA; and (iv) the specific rationale for J.P. Morgan’s use of a “reference range” (5.5x to 6.5x) at the far low end of the overall range (5.6x to 13.2x);

(1) with respect to J.P. Morgan’s Selected Precedent Transactions Analysis: (i) the specific individually observed multiples for each of the selected comparable companies; (ii) whether J.P. Morgan prepared any kind of benchmarking analysis for the Proposed Acquisition in relation to the selected transactions; (iii) whether J.P. Morgan observed any other multiples as part of its analysis other than the FV/LTM EBITDA; (iv) the specific rationale for J.P. Morgan’s use of a “reference range” (6.0 to 7.0x) at the low end of the overall range (4.5 to 12.5x);

(m) with respect to J.P. Morgan’s Discounted Cash Flow Analysis: (i) the definition of unlevered free cash flow as used by J.P. Morgan in this analysis; (ii) how stock-based compensation expense was treated in this analysis (i.e. cash or non-cash expense); (iii) the specific inputs and assumptions used by J.P. Morgan to determine the discount rate range of 11.25% - 12.25%; (iv) the implied terminal EBITDA multiples that resulted from this analysis; and (v) J.P. Morgan’s rationale for extending already-normalized five-year projections into 2013 rather than applying a terminal value in 2018;

(n) with respect to J.P. Morgan’s Present Value of Future Share Price Analysis: (i) J.P. Morgan’s rationale for only applying this analysis to the 2017 financial projections (for a 2016 indication of value); (ii) how J.P. Morgan projected the “then-projected stock prices” for purposes of calculating the share buy back; (iii) the specific inputs and assumptions used by J.P. Morgan to determine the discount rate range of 13.3% - 14.3%; and (iv) J.P. Morgan’s rationale for selecting very low end FV/EBITDA multiples of 5.5x to 6.5x when the midpoint of the FV/EBITDA multiple ranges examined were far higher (5.6x to 13.2x and 4.5x to 12.5x);

(o) with respect to J.P. Morgan’s Leveraged Buyout Analysis: (i) the specific assumed cost of debt financing used in the analysis; (ii) the assumed balance of debt financing, and cash balance, for the 2018 exit year; and (iii) J.P. Morgan’s specific rationale and justification (other than “professional judgment and experience”) for selecting a low-end FV/EBITDA multiple of 6.25x when the midpoint of the FV/EBITDA multiple ranges examined were far higher (5 .6x to 13 .2x and 4.5x to 12.5x); and

(p) with respect to the “Financial Projections” contained on pages 34-36 of the 14D-9, the numbers utilized by J.P. Morgan for fiscal years 2013-2018 for the following items: (i) EBIT; (ii) depreciation and amortization; (iii) taxes; (iv) capital expenditures; and (v) changes in net working capital;

(q) with respect to the “Financial Projections” contained on pages 34-36 of the 14D-9, the numbers utilized by J.P. Morgan for fiscal years 2019-2023 for the following items: (i) revenue; (ii) EBITDA; (iii) adjusted EBITDA; (iv) stock-based compensation; (v) EBIT; (vi) depreciation and amortization; (vii) taxes; (viii) capital expenditures; (ix) changes in net working capital; (x) other line items, if any, used in the calculation of unlevered free cash flow; and (xi) unlevered free cash flow; and

(r) the results of J.P. Morgan’s discounted cash flow analysis on the “enhanced growth projections.”

84. In sum, in pursuing the unlawful plan to sell Valassis, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

85. Instead of attempting to obtain the highest price reasonably available for Valassis for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of the Company’s insiders and Harland. In essence, the Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of Valassis to Harland and Harland only, on terms preferential to Harland and to aggrandize the financial interests of the Company’s insiders at the expense of plaintiff and Valassis’ public stockholders. Plaintiff seeks to enjoin the Proposed Acquisition.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

86. Plaintiff repeats and realleges each allegation set forth herein.

87. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Valassis and have acted to put their personal interests ahead of the interests of Valassis’ shareholders.

88. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

89. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Valassis’ shareholders.

90. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Valassis because, among other reasons:

(a) they failed to properly value Valassis; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

91. Because the Individual Defendants dominate and control the business and corporate affairs of Valassis, and are in possession of private corporate information concerning Valassis’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Valassis, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the detriment of shareholders.

92. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

93. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

94. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

95. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

96. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Valassis, Parent and Merger Sub

97. Plaintiff repeats and realleges every allegation set forth herein.

98. Defendants Valassis, Parent and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Valassis, including plaintiff and the members of the Class.

99. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

100. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

101. Valassis, Parent and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

102. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Valassis’ shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: January 13, 2014	THE MILLER LAW FIRM, P.C.
E. POWELL MILLER (P39487)
MARC L. NEWMAN (P51393)

/s/ Marc L. Newman (P51393)
MARC L. NEWMAN

950 W. University Drive, Suite 300
Rochester, MI 48307
Telephone: 248/841-2200
248/652-2852 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN (P35322)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

BRODSKY & SMITH, LLC
EVAN J. SMITH
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: 610/667-6200
610/667-9029 (fax)

Attorneys for Plaintiff